ALLISON MAXWELL

Professional Experience

The Studio Creative Group, DeLand, FL   2017-Present

Owner
Responsible for the management and artistic direction of commercial and theatrical film and photo productions
Primary editor for all commercial productions
Edited the Emmy Award Winning "Virtually Yours: A Night at the Athens Theatre"
Managed front office operations for company
Managed all personnel issues, including hiring, payroll, and scheduling
Work as Director on commercial and narrative projects as required.

CMT Performing Arts Academy, Ormond Beach, FL   2012-Present

Company Director
Responsible for the management and artistic direction of dance instruction and operations
Developed curricula for certified dance programs for ages 3-18
Directed class scheduling and customer service for over 300 students
Coordinated all company travel and performances, including travel arrangements, fundraising, competition and convention registration and scheduling
Taught dance classes for styles ranging from ballet to hip-hop to students from ages 3 to adult

DanceSpirations Performing Arts Academy, Swannanoa, NC   2007-2011

Company Director
Responsible for the management and artistic direction of three competitive dance companies
Developed curricula for certified dance programs for ages 3-18
Directed class scheduling, account management, and billing for over 150 students 7 teachers, and 12 student assistants
Managed front office operations for both the dance studio and companies
Coordinated all company travel and performances, including travel arrangements, fundraising, competition and convention registration and scheduling
Taught dance classes for styles ranging from ballet to hip-hop to students from ages 3 to adult

Curves for Women, Asheville, NC   2006-2008

General Manager
Managed a staff of 5 fitness coaches, including scheduling and payroll
Directed marketing and recruitment of new members and as such, helped realize a membership increase of over 45% and increased the member retention rate to nearly 90%
Managed customer accounts and billing, including collections and recurring payments
Highly focused on customer service and helping members stay motivated and reach their fitness goals

Education

University of North Carolina at Asheville, Asheville, NC   2003-2007
Bachelor's Degree –Literature and Creative Writing

Salem College   2000-2002
Bachelor's Degree – English and Communications – Transferred into UNCA